July 29, 2013

VIA EDGAR CORRESPONDENCE Ms. Ellie Bavaria Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549
Re:	República Oriental del Uruguay
Registration Statement under Schedule B
Filed July 11, 2013
File No. 333-189896
Annual Report for 2012 Filed under Form 18-K
Filed July 9, 2013
File No. 333-07128

Dear Ms. Bavaria:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 26, 2013, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2012 (the “18-K”) of the Republic of Uruguay (the “Republic” or “Uruguay”). With this letter, Uruguay is filing Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) and Amendment No. 1 to Uruguay’s 18-K (“18-K/A”).

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your July 26 letter, and provided responses immediately below the comments.  Capitalized terms used but not defined shall have the meaning set forth in the 18-K.

We make page references in the responses set forth below as indicated to either the pages in the Pre-Effective Amendment No. 1 or the pages in the 18-K/A, in each case as filed electronically via EDGAR on the date hereof.

Schedule B

General

1. To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

In response to the Staff’s comment, the Republic has advised that it has included in the Pre-Effective Amendment No. 1 and in the 18-K/A the most recent statistical data available.

About This Prospectus, page 1

2. Revise the second paragraph or provide additional disclosure to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws.

In response to the Staff’s comment, the Republic has deleted the second paragraph under the Section “About this Prospectus.”

Modifications, page 7

3. Please define “New Bonds” on page 7. We note that this term is used only in the first paragraph of this section.

In response to the Staff’s comment, the Republic has replaced the term “New Bonds” with “debt securities” to be consistent with the terminology used in the Section “Description of the Securities”.  Please see page 7 to the Pre-Effective Amendment No. 1.

The Clearing Systems, page 11

                4. Please delete the statement that “Uruguay takes no responsibility for the accuracy of this information” because it is responsible for all of the disclosure included in the registration statement.

                In response to the Staff’s comment, the Republic has deleted such statement.  We supplementally inform the Staff that the Republic has revised the disclosure under the Sections “Global Securities” and “The Clearing Systems”.  Please see pages 10 to 12 to the Pre-Effective Amendment No. 1.

Where You Can Find More Information, page 20

5. Please include Uruguay’s SEC file number, and provide a telephone number that investors may use to orally request Uruguay’s incorporated documents.

In response to the Staff’s comment, the Republic has revised the section “Where You Can Find More Information” to (i) include Uruguay’s SEC file number, and (ii) provide a telephone number that investors may use to orally request Uruguay’s incorporated documents.  Please see page 21 to the Pre-Effective Amendment No. 1.

Form 18-K

Introduction, page D-3

6. Please discuss further why you have changed your methodology concerning deposits of the non-financial public sector held with your banking system and why they are now recorded as “non-financial public sector assets” instead of deducting them from your “gross public sector debt,” as was done historically. Please also discuss the material effects, if any, resulting from this change.

In response to the Staff’s comment, we have extended on pages E-2 and E-12  of the 18-K/A the discussion on the methodology concerning deposits of the non-financial public sector held with the Uruguayan banking system.

República Oriental Del Uruguay, page D-6

7. Please include a map of the country, which indicates neighboring countries.

In response to the Staff’s comment, the Republic has included a map of Uruguay indicating its two neighboring countries, Argentina and Brazil, on page E-1 of the 18-K/A.

Gross Domestic Product and Structure of the Economy, page D-20

8. On page D-32, to the extent such information would provide greater transparency on the material trend information for various segments of the population, please include additional information on the unemployment rate with respect to age, gender and any seasonal employment.

In response to the Staff’s comment, the Republic has included an updated “Employment and Labor ” table on page E-5 of the 18-K/A adding unemployment statistics for age and gender on a nation-wide basis. Uruguay does not produce unemployment statistics based on seasonal employment.

Foreign Trade on Services, page D-39

9. You state that the services trade in Uruguay has historically been concentrated on tourism and that Argentina and Brazil are materially significant to your services trade. Please expand your discussion to include additional information on any material impact that the current political, social and economic environment, including exchange controls, in Argentina or Brazil has had or is expected to have on tourism or other aspects of your services trade.

In response to the Staff’s comment, the Republic has included a discussion of the impact of the political, social and economic environment, including exchange controls, in Argentina or Brazil on tourism and other aspects of Uruguay’ services trade on page E-7 of the 18-K/A.

Capital and Financial Account, page D-42

10. Please disclose the countries that have made material investments in Uruguay through direct or portfolio investments.

In response to the Staff’s comment, the Republic has included data on foreign direct investment by country of origin on page E-9 of the 18-K/A from 2008 to 2011. Foreign direct investment results for 2012 are not yet available.  Uruguay does not produce portfolio investment statistics based on country of origin.

Monetary Policy and Inflation, page D-45

11. Please discuss further why Banco Central is discontinuing the use of a monetary policy rate determined by referencing a short term interest rate and instead reverting to using the monetary base by managing monetary aggregates. Please also discuss the material effects, if any, resulting from this change.

In response to the Staff’s comment, the Republic has on page E-10 of the 18-K/A discussed further the discontinuation of the use of short term interest rate as a monetary policy tool and the anticipated effects resulting from this change.

Public Sector Debt, page D-74

12. If materially different, please include a table for your “net debt” that is similar to the one provided for “gross debt” on page D-75. If the difference is immaterial, please clarify the relation of the debt numbers in the table on D-75 to your National Debt Law, which provides for an annual “debt ceiling” that seems to prescribe lower debt increases than those included in the table.

In response to the Staff’s comment, the Republic supplementally informs the Staff that, consistent with IMF methodology, the Republic defines gross total public debt as comprising the overall financial liabilities of the consolidated public sector (i.e., central government, public sector enterprises, local governments and Banco Central) with third parties and net public debt as gross total public debt minus financial assets of the consolidated public sector. The tables included on pages  D-76 and D-77 of the annual report set forth gross total public debt (domestic and external) information, while the table on page D-77 of the annual report sets forth total gross public external debt after deducting international reserves assets and other assets. The National Debt Law is an instrument of fiscal responsibility that imposes a ceiling on the annual increase in the net liabilities of the consolidated public sector.  For the purpose of the National Debt Law, consolidated public sector liabilities comprise, in addition to gross total public debt (as defined above but excluding of the local governments), the monetary base.  In addition, the National Debt Law requires that in determining whether the limits have been exceeded, monetary assets and liabilities generally be valued (in Pesos) at the time they were acquired or incurred.  The valuation methodology for the debt in the National Debt Law values the initial stock of assets and liabilities denominated in a different currency than the UI at market value as of the end of the prior year while all assets or liabilities contracted during the year are recorded at the market value at the time of the contract/acquisition.  Please see pages E-11 and E-12 of the 18-K/A.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at 1 (212) 225 2208 or +54 11 5556 8901 with any questions that you may have with respect to the foregoing.

Very truly yours,
By: /s/ Andrés de la Cruz Andrés de la Cruz Cleary Gottlieb Steen & Hamilton LLP

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